

17018517

ION

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

RECEIVED
2017 NOV 29 AM 8:08
SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Hunneycutt — (870) 246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



CHRISTINA BURAS
MY COMMISSION # 12692708
EXPIRES: November 18, 2025
Clark County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benchmark Investments, Inc.

Report on Audit of Financial Statements
and Supplementary Schedules

For the Year Ended September 30, 2017

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benchmark Investments, Inc.

We have audited the accompanying financial statements of Benchmark Investments, Inc. which comprise the statement of financial condition as of September 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Benchmark Investments, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Investments, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Benchmark Investments, Inc. financial statements. The information is the responsibility of Benchmark Investments, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

November 22, 2017
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$ 1,617
Due from clearing firm	3,533
Clearing deposit	50,032
Other assets	751
TOTAL ASSETS	$ 55,933

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,716
Commissions payable	2,335
Due to related party	3,000
TOTAL LIABILITIES	10,051
Stockholders' Equity	
Common stock, 1,000 shares authorized, no par value, 100 shares issued and outstanding	-
Additional paid-in-capital	166,338
Retained earnings (deficit)	(120,456)
TOTAL STOCKHOLDERS' EQUITY	45,882
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 55,933

See accompanying notes to financial statements

Statement of Operations
Year Ended September 30, 2017

REVENUE:	
Commission income	$ 172,221
Commission income 12b-1 fees	21,808
Total revenue	194,029
OPERATING EXPENSES:	
Compensation and benefits	123,606
Professional fees	10,140
Clearance fees	24,609
Regulatory fees	11,261
Occupancy	7,200
Technology and communications	3,106
Other	1,902
Total expenses	181,824
NET INCOME	$ 12,205

See accompanying notes to financial statements

Statement of Changes in Stockholders' Equity
Year Ended September 30, 2017

	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at October 1, 2016, as previously reported	$ 166,338	$ (122,425)	$ 43,913
Correction of error in prior year financial statements related to income taxes	-	7,375	7,375
Balance at October 1, 2016, after correction	166,338	(115,050)	51,288
Net Income		12,205	12,205
Distributions to stockholder	-	(17,611)	(17,611)
Balance at September 30, 2017	$ 166,338	$ (120,456)	$ 45,882

See accompanying notes to financial statements

Benchmark Investments, Inc.

Statement of Cash Flows
Year Ended September 30, 2017

OPERATING ACTIVITIES:	
Net Income	$ 12,205
Adjustments to reconcile net income to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	5,492
Decrease in clearing deposit	98
Increase in other assets	(751)
Increase in accounts payable and accrued expenses	7,716
Decrease in commissions payable	(11,106)
Net cash provided by operating activities	13,654
FINANCING ACTIVITIES:	
Distributions to stockholder	(17,611)
Net cash used by financing activities	(17,611)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,957)
CASH AT BEGINNING OF YEAR	5,574
CASH AT END OF YEAR	$ 1,617
Supplemental Information	
Non-Cash item arising from correction of error	$ 7,375

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2017

1. Organization and Nature of Business

Benchmark Investments, Inc. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents

The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker and Clearance Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is consider fully collectible and no allowance is required.

Income Taxes

The company has a net operating loss carryforward at September 30, 2017 of approximately $92,000 arising from the year 2006 through 2016 and a deferred tax asset related to the net operating loss carryforward of approximately $23,000. The amount of net operating loss carry forwards used in 2017 was $20,000. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly has recorded a full valuation allowance against this asset. The company's federal net operating loss carry forwards expire from 2027 to 2036.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized. a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Related Party Transactions

During the year ended September 30, 2017, the Company paid $30,000 to an entity owned by the shareholder as a reimbursement for compensation of an employee of the related party. Separately, the office from which the Company conducts its operations is owned by the shareholder and is shared with other companies owned by the shareholder. The Company paid to the stockholder $7,200 for the use of this space.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2017.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $45,131 which was $40,131 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 22.27%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2017 and the date the financial statements were issued for possible disclosure and recognition in the financial statements.

Benchmark Investments, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2017

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 45,882
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets and other assets:	(751)
NET CAPITAL	$ 45,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 40,131
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 44,126
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 10,051
Percentage of aggregate indebtedness to net capital	22.27%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2017.

See accompanying notes to financial statements

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2017.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benchmark Investments, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Benchmark Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Benchmark Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Benchmark Investments, Inc. stated that Benchmark Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 22, 2017
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Benchmark Investments, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Benchmark Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2017 without exception.

I, Ted Huneycutt, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Date: 11/22/2017

Title: President